Filed Pursuant to Rule 424(b)(4)

Registration No. 333-233987

10,400,000 Shares of Common Stock

 GIGA-TRONICS INCORPORATED

We are offering 10,400,000 shares of our common stock at an offering price of $0.25 per share.

Our common stock is quoted on the OTCQB tier of the OTC Market under the symbol GIGA. The high and low trading prices for shares of our common stock on November 5, 2019, were $0.30 and $0.32 per share, respectively, based reported trades the OTC Market. The last reported sale price of our common stock on the OTC Market on November 5, 2019 was $0.32.

The offering is being underwritten on a firm commitment basis. We have granted the underwriter an option to buy up to an additional 1,560,000 shares of common stock from us to cover over-allotments. The underwriter may exercise this option at any time and from time to time during the 45-day period from the date of this prospectus.

		Total
	Per Share	No Exercise of Over- Allotment	Full Exercise of Over- Allotment
Public offering price	$0.25	$2,600,000	$2,990,000
Underwriting discounts	$0.0175	$182,000	$209,300
Proceeds to us, before expenses	$0.2325	$2,418,000	$2,780,700

We have also agreed to issue to Roth Capital Partners, LLC a warrant to purchase a number of shares of our common stock, that equals 3% of the number of shares of our common stock to be sold in this offering. In addition, we have agreed to reimburse Roth Capital Partners, LLC for certain expenses. See “Underwriting” on page 34 for additional information.

 Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of this prospectus, together with the other risks and uncertainties described in this prospectus, before making a decision to purchase our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Delivery of the shares is expected to be made to the purchasers on or about November 8, 2019.

Roth Capital Partners

The date of this prospectus is November 6, 2019

i

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise or unless otherwise noted, references to “the Company,” “we,” “us,” and “our” refer to Giga-tronics Incorporated and its consolidated subsidiaries.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled ‘‘Where You Can Find More Information’’ before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

ADDITIONAL INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying free writing prospectus. No one has been authorized to provide you with different or additional information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date on the front of such documents.

TRADEMARKS AND TRADE NAMES

This prospectus includes trademarks which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus also contains trademarks, service marks, trade names and/or copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including market position and market opportunity, is based on information from our management’s estimates, as well as from industry publications and research, surveys and studies conducted by third parties. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying assumptions relied upon by those third parties. However, assumptions and estimates of our future performance, and the future performance of our industry, are subject to numerous known and unknown risks and uncertainties, including those described under the heading “Risk Factors” in this prospectus and those described elsewhere in this prospectus, and the other documents we file with the Securities and Exchange Commission, or SEC, from time to time. These and other important factors could result in our estimates and assumptions being materially different from future results. You should read the information contained in, or incorporated by reference into, this prospectus completely and with the understanding that future results may be materially different and materially worse from what we expect. See the information included under the heading “Cautionary Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and our historical filings, financial statements and related notes in the documents incorporated into this prospectus by reference. In this prospectus, unless otherwise noted or the context requires, the terms “Company,” “Giga-tronics Incorporated,” “we,” “us,” and “our” refer to Giga-tronics Incorporated and its consolidated subsidiaries.

The Company

Giga-tronics Incorporated consists of two business segments, the operation of our subsidiary, Microsource Inc., and those of our Giga-tronics Division, which we refer to as Giga-tronics. Our Microsource operation designs and manufactures custom microwave products for military airborne applications while Giga-tronics designs and manufactures real time solutions for RADAR/Electronic Warfare, or EW, test and evaluation in a laboratory setting.

Microsource

Microsource develops and manufactures custom microwave products for operational use in airborne military applications. Microsource’s two largest customers are prime contractors for which we are a sole-source developer and manufacturer of RADAR filters used in fighter aircraft. Revenues from Microsource comprised a majority of our revenues for the fiscal years ended March 30, 2019 and March 31, 2018.

Giga-tronics Division

Giga-tronics designs, manufactures and markets a family of functional test systems and integrates those test systems along with third party hardware and software to create full test solutions for the RADAR/EW segment of the defense electronics market. Our RADAR/EW test solutions are used to evaluate and improve the performance of RADAR and EW systems, such as RADAR jammers. Giga-tronics customers include major defense prime contractors, the United States armed services and research institutes.

Corporate Offices

Our principal executive offices are located at 5990 Gleason Drive, Dublin, California 94568 and our telephone number at that location is (925) 328-4650. Our website address is http://www.gigatronics.com. The information contained on our website is not part of, or incorporated by reference into, this prospectus.

Our History

Giga-tronics Incorporated was incorporated in the State of California on March 5, 1980. Our original product line consisted of general-purpose parametric test products used for the design, production, repair and maintenance of products in the aerospace and telecommunications equipment marketplace. In 1998 we acquired Microsource, which develops custom microwave products for use in aerospace, communications and test applications.

In 2012, we began development of a test platform for evaluating RADAR/EW systems using our technical resources and industry expertise related to microwave products developed within our two divisions. As a small company, we believe the RADAR/EW test and evaluation market offers greater long-term opportunities for revenue growth and improved gross margins compared to our original general-purpose commodity test equipment products. As a result, we divested our general-purpose test product lines between calendar years 2015 and 2017.

We have experienced significant operating losses to date, of which $23.8 million was incurred between 2012 and 2018 fiscal years while we were developing our RADAR/EW test system, which required more investment and took more time than we initially anticipated. We have substantially completed the initial development of our RADAR/EW test system, which began shipping in the fourth quarter of our 2015 fiscal year. We have delivered our new RADAR/EW test systems to nine customers, generating approximately $11.6 million in revenue from January 1, 2016 through March 30, 2019.

Corporate Strategy

Our corporate objectives are to (1) maintain and expand Microsource’s position as a sole-source provider of custom microwave products to the prime contractors responsible for maintaining the fourth generation United States Air Force and United States Navy fighter jets and (2) become a leading supplier of electronic test systems to government facilities and defense prime contractors tasked with evaluating and improving the performance of RADAR/EW systems. Key elements of our strategy include the following:

Penetrate our Core Markets

Microsource

The United States Government is supporting upgrades to the RADAR onboard fourth generation fighter jets (F-15, F-16 and F-18 aircraft) to extend the useful life of these aircraft. Microsource provides a RADAR filter which is designed to solve an interference problem that arises when the RADAR systems on these aircraft are upgraded. We believe that our filter technology will continue to be a significant source of our revenue because a large number of these aircraft have yet to be upgraded. In addition, we may sell RADAR filters internationally as the RADAR systems of the United States’ allies F-15, F-16 and F-18 aircraft are upgraded. We may also have the opportunity to develop and sell RADAR filters to customers for other types of aircrafts.

Giga-tronics

We believe we can become a leading supplier of test solutions for evaluating RADAR and EW systems due to the recent investment we have made in our RADAR/EW functional test platform, which addresses the technology shift towards adaptive RADAR/EW systems occurring today in defense electronics. This shift in technology limits the effectiveness of traditional test systems, which do not actively interact with the RADAR/EW systems being tested.

Modern RADAR and EW systems are adopting the same digital technology that has revolutionized communications and consumer electronics and are now beginning to employ machine learning and artificial intelligence technology. Just as autonomous cars represented a big step up in test complexity for automotive manufacturers, this new technology represents a significant increase in complexity for the prime contractors who design the next generation of RADAR and EW systems and for the government test facilities tasked with evaluating them. Traditional RADAR and EW test solutions cannot be used to fully evaluate these advanced defense systems because they lack the required level of control and real-time behavior to force the device under test through all its modes. In contrast, we specifically designed the Giga-tronics RADAR/EW test platform to incorporate the needed control and real-time behavior into the fabric of its architecture. Rather than using analog test approaches such as synthesizers, modulators and spectrum analyzers like traditional test solutions, the Giga-tronics RADAR/EW test platform mirrors the architecture of a modern RADAR and EW system. This architecture allows the Giga-tronics RADAR/EW test solution to provide real-time responses and closed-loop behavior that, to our knowledge, are unavailable from any competitor.

Refine our Sales Strategy

Marketing new specialized testing solutions required us to move away from the sales approach we originally used to sell our parametric test products. As such, over time, we changed our sales team to a business development team comprised of people who know our customers and potential customers, understand their needs and are able to propose test solutions. Members of our salesforce have the security clearances required to enter classified facilities and to discuss customers’ needs, enabling us to understand their requirements. We are locating sales personnel near key military bases and near prime contractors.

Provide Proactive Customer Support

Because of the complexity of our test solutions, key customers prefer to have Giga-tronics engineers nearby to support the test systems and to develop enhancements and upgrades. We recently established an R&D development center. in Nashua, New Hampshire to provide support to customers with operations on the East Coast with the goal of developing a recurring revenue stream from improvements and customizations requested by our customers.

 We are also developing strategic relationships with on-base contractors to provide on-site support for our fielded test systems. We believe this is critical to the success of operating systems with this level of complexity. We plan to establish additional locations as our customer base grows.

Expand the Microsource Component Business

We believe our RADAR filter technology is positioned well with prime fighter aircraft manufacturers and expect it will continue to be a major source of our revenue. Our long-term growth strategy is to take microwave technology from the RADAR/EW test platform and deploy it in miniature and ruggedized form, similar to our Microsource RADAR filters, to provide operational capabilities to the prime contractors for whom we currently provide our test solutions.

Summary Risk Factors

Investing in our common stock involves substantial risk, and our business is subject to numerous risks and uncertainties, including those listed in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, among other things:

•	the risk that customers may delay or cancel orders for our products or services;

•	any issue that compromises our relationships with the U.S. federal government, its agencies or defense contractors providing products and services to these agencies;

•	changes in governmental priorities that shift expenditures away from national defense;

•	failure by us or our employees to obtain and maintain necessary security clearances or certifications;

•	failure to comply with numerous laws and regulations;

•	our ability to compete effectively against competitors with greater resources than ours;

•	any inability to attract, train or retain employees with the requisite skills, experience and security clearances; and

•	internal system or service failures and security breaches.

Recent Securities Issuances and Oher Recent Events

Between March 2018 and March 2019, we sold 100,000 shares of our 6.0% Series E Senior Convertible Voting Perpetual Preferred Stock, or Series E Preferred Stock, to accredited investors in a private placement at the price of $25.00 per share for aggregate gross proceeds of $2.5 million. Shares of our Series E Preferred Stock accrue dividends at the rate of 6% per annum. There were 97,800 shares of our Series E Preferred Stock outstanding as of November 5, 2019.

Beginning on September 30, 2019, we offered holders of our Series E Preferred Stock the opportunity to exchange all or some of their Series E Preferred Shares for shares of our common stock at the rate of 150 shares of common stock for each shares of Series E Preferred Share, along with an additional number of shares of common stock representing payment of accrued but unpaid dividends on the Series E Preferred Stock. This offer to exchange is conditioned upon us selling at least $2.0 million of our common stock in this offering and is expected to be effective upon the completion of this offering. Holders of 88,600 shares of our Series E Preferred Stock have elected to exchange their shares of Series E Preferred Stock in this offer to exchange. As a result, we expect that we will issue approximately 13,464,323 of shares of our common stock in exchange for 88,600 shares of our Series Preferred Stock upon the completion of this offering, and that 9,200 shares of our Series E Preferred Stock will remain outstanding immediately after this offering.

On September 24, 2019, we amended our articles of our articles of incorporation to increase the number of shares of common stock that we are authorized to issue from 40 million shares to 200 million shares. Our shareholders approved this amendment at our annual meeting of shareholders on September 19, 2019.

At our September 19, 2019 annual meeting of shareholders, our shareholders also approved a reverse stock split of our common stock in the range of 1 for 10 shares of common stock to 1 for 20 shares of common stock. In accordance with such shareholder approval, our board of directors has determined the final ratio of the stock split will be 1 for 15 shares of common stock. We have not announced the effective date of the reverse stock split but we will not complete the reverse stock split prior to the completion of this offering. When we complete the reverse stock split, the number of shares authorized for issuance under our articles of incorporation will decrease at the same ratio as the reverse stock split. Proportional adjustments will be made to the conversion and exercise prices of our convertible preferred stock, common stock warrants and stock options. The reverse stock split will impact all holders of our common stock uniformly and will not impact any shareholder’s percentage ownership interest in the Company; however, we will not issue fractional shares in connection with the reverse stock split and will pay cash in lieu of any fractional shares.

The pricing, share amounts and related financial information in this prospectus do not reflect the reverse split, which will occur after this offering is completed. We will announce the effective date of the reverse split following the completion of this offering.

SUMMARY OF THE OFFERING

Common stock offered by us:	10,400,000 shares

Offering price:	$0.25 per share

Common stock outstanding before this offering:	13,215,188 shares as of October 31, 2019

Common stock outstanding upon conclusion of the offering, including shares issued in exchange for shares of our Series E Preferred Stock:(1)	37,079,511 shares. If the underwriter’s over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be 38,639,511.

Over-allotment option:	We have granted a 45-day option to the underwriter to purchase up to 1,560,000 additional shares of common stock solely to cover over-allotments, if any.

Use of Proceeds:

We intend to use the net proceeds of this offering for product development, to reduce debt and for working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 20 of this prospectus.

Dividend Policy:

We have never declared any cash dividends on our common stock.  We currently intend to use all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future.  See “Dividend Policy.”

OTCQB Trading Symbol:	GIGA

Risk Factors:	An investment in the Company’s common stock involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 7 before making an investment decision.

(1) Beginning on September 30, 2019, we offered holders of our Series E Preferred Stock the opportunity to exchange all or some of their shares of Series E Preferred Stock for shares of our common stock at the rate of 150 shares of common stock for each share of Series E Preferred Stock held by them plus an additional number of shares of our common stock having a market value equal to the accrued but unpaid dividends, which were $0.52 per share of Series E Preferred Stock as of October 31, 2019. Holders of 88,600 shares of our Series E Preferred Stock have elected to exchange their shares for common stock. This offer to exchange is conditioned and would be effective upon the completion of our sale of at least $2.0 million of our common stock in this offering. The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 13,215,188 shares of common stock outstanding as of October 31, 2019, and, except as otherwise indicated, all information in this prospectus, reflects and assumes (1) an offering price of $0.25 per share of common stock, and (2) the exchange of 88,600 outstanding shares of our Series E Preferred Stock for 13,464,323 shares of our common stock.

In addition, unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering:

●     excludes 3,550,000 shares of common stock issuable upon exercise of stock options outstanding at June 29, 2019 at a weighted average exercise price of $0.39 per share;

●     excludes 838,500 shares of common stock reserved at June 29, 2019 available for future awards under our 2018 Equity Incentive Plan; and

●     assumes the underwriters do not exercise their overallotment option to purchase up to 1,560,000 additional shares from us; and

●     does not reflect the 1 for 15 reverse stock split of our common stock, which we have announced but will not implement prior to the completion of this offering.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows use to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that the Company incorporates by reference is an important part of this prospectus, and information that it files later with the SEC will automatically update and supersede this information. The documents the Company is incorporating by reference are:

●	Our Annual Report on Form 10-K for the fiscal year ended March 30, 2019 filed with the SEC on May 30, 2019;

●	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 filed with the SEC on August 8, 2019;

●

Our Current Report on Form 8-K filed with the SEC on August 19, 2019, September 25, 2019 and September 27, 2019 (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) ;

●	Portions of our definitive Proxy Statement on Schedule 14A filed with the SEC on July 26, 2019 which are incorporated by reference into our Annual Report on Form 10-K; and

●	The description of our common stock included in the registration statement on Form 8-A filed on July 31, 1984 and any amendment or report filed for the purpose of updating such description.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after (i) the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) the date of this prospectus and before the termination or completion of any offering hereunder, shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.”

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to: Attention: Investor Relations, 5990 Gleason Drive, Dublin, California 94568. The documents incorporated by reference may be accessed at our website at www.gigatronics.com.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included, incorporated by reference, or referred to in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have significant working capital requirements and have experienced operating losses. If we continue to experience operating losses, it could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon obtaining revenues from sales of our products and raising additional capital from investors to meet our working capital needs. Since 2011, we have relied on a series of private placements and loans to fund our operating cash flow deficits, though we have recently reported two quarters of net income. There is no assurance that we will generate the necessary net income or positive net operating cash flows to meet our working capital requirements and pay our debts as they become due in the future due to a variety of factors, including without limitation the factors discussed in this “Risk Factors” section and in the “Risk Factors” section of the documents incorporated herein by reference.

To bring the RADAR/EW product platform to its full potential, we may need to seek additional working capital; however, there are no assurances that such working capital will be available, or on terms acceptable to us. To the extent we satisfy our working capital needs by issuing additional equity securities, your investment in the Company will be diluted. To the extent we satisfy our working capital needs by incurring additional debt, our operating cash flow may suffer in order to satisfy debt service obligations. We may also be required to further reduce expenses if our RADAR/EW product platform sales goals are not achieved and could, for example, choose to focus solely on our Microsource business segment, which we expect to be more profitable than our Giga-tronics business segment, to generate revenue and cash from operating activities. As part of such a restructuring, management believes the microwave components which the Company developed for the RADAR/EW test systems in the Giga-tronics business segment could be a source of growth for the Microsource business segment.

The lack of adequate working capital from any inability to generate positive net cash flow from operations or to raise equity or debt financing could force us to discontinue or suspend product lines, business segments or otherwise substantially curtail or cease operations and would, therefore, have an adverse effect on our business and financial condition. Furthermore, we cannot assure you that any necessary financing, if available, would be available on attractive terms or that they would not have a significantly dilutive effect on our existing shareholders. If our financial condition were to worsen and we become unable to attract additional equity or debt financing or enter into other strategic transactions, we could become insolvent or be forced to declare bankruptcy, and we would not be able to execute our growth strategy.

Our sales cycles can be long and unpredictable and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Factors that may contribute to these fluctuations include our dependence on the defense industry and a limited number of customers, the nature and length of our sales cycles for our products and services, the duration and delivery schedules within our customer contracts and our ability to timely develop and produce our products.

Most of our revenues result from a limited number of relatively large orders that we receive from prime defense contractors. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our products are frequently subject to budget constraints (including constraints imposed by governmental agencies), multiple approvals, and unplanned administrative, processing and other delays. Even if we receive a purchase order from a customer, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase, which makes our revenue difficult to forecast. As a result, it is difficult to predict whether a sale will be completed, the particular fiscal period in which a sale will be completed or the fiscal period in which revenue from a sale will be recognized. For these reasons, our operating results may vary significantly from quarter to quarter. Such unpredictable operating results may adversely impact the trading price of our common stock.

Our sales are substantially dependent on the defense industry and a limited number of customers.

All of our current product and service offerings are directed towards the defense marketplace, which has a limited number of customers. If the defense market demand decreases, actual shipments could be less than projected shipments with a resulting decline in sales. As a result, our business depends upon continued U.S. government expenditures on defense for which we provide support. These expenditures have not remained constant over time and have been reduced in some periods. Our business, prospects, financial condition, operating results, and the trading price of our common stock could be materially harmed, among other causes, by the following:

●	budgetary constraints, including mandated automatic spending cuts, affecting across-the-board government spending, or specific agencies in particular, and changes in available funding;
●	a shift in expenditures away from defense programs that we support;
●	changes or delays in government programs that we support or the programs’ requirements;
●	efforts to improve efficiency and reduce costs affecting government programs;
●

U.S. government shutdowns due to, among other reasons, a failure by elected officials to fund the government, such as the shutdowns which occurred during government fiscal years 2019 and 2014 and, to a lesser extent, government fiscal year 2018, and other potential delays in the appropriations process;

●	U.S. government agencies awarding contracts on a technically acceptable/lowest cost basis in order to reduce expenditures;
●	delays in the payment of our invoices by government payment offices;
●

changes in the political climate and general economic conditions, including a slowdown of the economy or unstable economic conditions and responses to conditions, such as emergency spending, that reduce funds available for other government priorities.

Additionally, the loss of any one customer may have a material adverse effect on future operating results and financial condition. Our product backlog also has a number of risks and uncertainties such as the cancellation or deferral of orders, dispute over performance of our products and our ability to collect amounts due under these orders. If any of these events occur, actual shipments could be lower than projected shipments and revenues could decline which would have an adverse effect on our operating results and liquidity.

If our reputation or relationships with the U.S. federal government or the limited number of defense contractors with whom we work were harmed, our future revenues and cash flows would be adversely affected.

We derive substantially all of our revenue from the U.S. federal government, its agencies and several defense contractors that supply them. Approximately $19.75 million or 94.8% of consolidated revenues for the fiscal years ended March 30, 2019 and March 30, 2018 were derived from contracts with the U.S. federal government and its agencies, either directly or through defense contractors with whom with have contracted. Our reputation and relationships with various U.S. government entities and agencies, in particular with the U.S. Department of Defense and the U.S. Navy, and the limited number of defense contractors serving these agencies, are key factors in maintaining and growing these revenues and winning bids for new business. Negative press reports or publicity, regardless of accuracy, could harm our reputation. If our reputation or relationships with government agencies were to be negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our financial condition and results of operations could be adversely affected.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts and suspension or debarment from government contracting.

We must comply with various laws and regulations relating to the formation, administration and performance of government contracts, which affect how we do business with our customers and may impose added costs on our business.

Some U.S. federal and state statutes and regulations provide for automatic debarment based on actions such as violations of the U.S. False Claims Act or the U.S. Foreign Corrupt Practices Act, or FCPA. The suspension or debarment in any particular case may be limited to the facility, contract or subsidiary involved in the violation or could be applied to our entire Company in severe circumstances. Even a narrow scope suspension or debarment could result in negative publicity that could adversely affect our ability to renew contracts and to secure new contracts, both with governments and private customers, which could materially and adversely affect our business, financial condition and results of operations.

Our markets involve rapidly changing technology and standards.

The market for electronics equipment is characterized by rapidly changing technology and evolving industry standards. We believe that our future success will depend in part upon our ability to develop and commercialize our existing products, and in part, on our ability to develop, manufacture and successfully introduce new products and product lines with improved capabilities, and to continue to enhance existing products. There can be no assurance that we will successfully complete the development of current or future products, or that such products will achieve market acceptance. The inability to develop new products in a timely manner could have a material adverse impact on our operating performance, financial condition and stock price.

Performance problems in our products or problems arising from the use of our products together with other vendors’ products may harm our business and reputation.

Products as complex as those we produce may contain unknown and undetected defects or performance problems. For example, it is possible that one of our products might not comply with stipulated specifications under all circumstances. In addition, our customers generally use our products together with their own products and products from other vendors. As a result, when problems occur in a combined equipment environment, it may be difficult to identify the source of the problem. A defect or performance problem could result in lost revenues, increased warranty costs, diversion of engineering and management time and effort, impaired customer relationships and injury to our reputation generally.

Our RADAR/EW testing system products are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our resources from other purposes.

Our RADAR/EW testing system products are extremely complex. Despite testing, our initial products contained defects and errors and may in the future contain defects, errors, or performance problems following its sale or when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, diversion of our personnel’s attention from our product development and sales efforts, exposure to liability for damages, damaged customer relationships, and harm to our reputation, any of which could have a material adverse impact on our results of operations. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

Our products contain components produced by suppliers which may be discontinued or no longer available in future periods, which could lead to production delays and adversely impact our operating results and financial condition.

Certain components produced by our suppliers may be discontinued or no longer available to us to produce our products. Such discontinuations or lack of supply would require us to seek replacement components that may take longer and cost more than initially expected to procure and lead to delays in product sales.

If we fail to maintain satisfactory compliance with quality certifications and classified processing and control standards, product deliveries may be delayed or cancelled which would adversely impact our business, operating result and financial condition.

Certain of our customer contracts require that we maintain quality certifications and classified processing and control standards. If we were unable to maintain such certifications and standards, our product shipments may be delayed or cancelled which would cause us to lose business or brand reputation, resulting in a material adverse effect on our business operating results and financial condition.

If we are deemed to infringe on the proprietary rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services to customers.

We could be subject to intellectual property infringement claims as the number of our competitors grows and if our products or the functionality of our products overlap with patents of our competitors. While we do not currently believe that we have infringed or are infringing on any proprietary rights of third parties, we cannot assure you that infringement claims will not be asserted against us or that those claims will be unsuccessful. We could incur substantial costs and diversion of management resources defending any infringement claims whether or not such claims are ultimately successful, even if such claims are meritless. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling, we could be required to:

●	pay substantial damages for past, present and future use of the infringing technology;

●	cease manufacture, use or sale of infringing products;

●	discontinue the use of infringing technology;

●	expend significant resources to develop non-infringing technology;

●	pay substantial damages to our customers or end-users to discontinue use or replace infringing technology with non-infringing technology;

●	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

●	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

We face risks related to production delays, delays of customer orders and higher selling price of a new product platform.

Our RADAR/EW testing platform has been our primary product development focus during the past seven years, however, delays in completing its development, together with early design and manufacturing issues and longer than anticipated sales cycles have contributed to our losses and increased our accumulated deficit as of June 29, 2019. Additionally, the average selling price of our RADAR/EW systems is considerably higher than our prior general-purpose test and measurement products, which in turn requires additional internal approvals on the part of the customer and generally leads to longer sales cycles. Our financial condition may also cause potential customers to delay, postpone or decide against placing orders for our products. Continued longer than anticipated sales cycles in future fiscal years, or delays in production and shipping volume quantities, could significantly contribute to additional losses.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position may suffer.

Our business plan is predicated on our proprietary technology. Accordingly, protecting our intellectual property rights is critical to our continued success and our ability to maintain our competitive position. Our goal is to protect our proprietary rights through a combination of patent, trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally enter into non-disclosure agreements with our employees, consultants and suppliers and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our technology. Misappropriation of our intellectual property would have an adverse effect on our competitive position, financial condition, and results of operations.

We are dependent on our management team and development and operations personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends substantially upon the continued services of our executive officers and other key members of management. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies. Staffing due to the loss of one or more of our key employees or groups can be expensive, divert management’s attention from executing our business plan and could seriously harm our business. Furthermore, possible shortages of key personnel, including engineers, in the area surrounding our facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

Our directors and executive officers and parties with whom they are affiliated beneficially own a significant number of shares of our common stock.  Their interests may conflict with our outside shareholders, who may be unable to influence management and exercise control over our business.

As of the date of this prospectus, our executive officers, directors and entities with whom they are affiliated beneficially own approximately 38% of our issued and outstanding shares of common stock.  As a result, our executive officers, directors and the entities with whom they are affiliated may be able to: affect the election or defeat the election of our directors, amend or prevent amendment to our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction which other shareholders may deem to be attractive, and control the outcome of any other matter submitted to the shareholders for vote. Accordingly, our outside shareholders may be unable to influence management and exercise control over our business.

We require additional capital to support our current operations and this capital may not been readily available.

We will require additional debt or equity financing to fund our operations. Our recent history of losses, changes to our product focus and the development of new products makes it difficult to evaluate our current business model and future prospects. Accordingly, investors should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies developing new products as we have, in fact, encountered. Potential investors should carefully consider the risks and uncertainties that a company with limited funds (such as the Company) and recently developed products will face. In particular, potential investors should consider that there is a significant risk that we will not be able to:

●	implement or execute our current business plan, which may or may not be sound;
●	successfully and timely sell, manufacture and ship our products;
●	maintain our anticipated management; and
●	raise sufficient funds in the capital markets to carry out our business plan.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our current operations and to respond to business challenges would be significantly limited. If we cannot access the capital necessary to support our business, we would be forced to curtail our business activities or even shut down operations. If we cannot execute any one of the foregoing or similar matters relating to our business, the business may fail, in which case you would lose the entire amount of your investment in the Company.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.  Any inability to accurately and timely report and file our financial results could harm our reputation and adversely impact the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed.  With each prospective acquisition, we will conduct whatever due diligence is necessary or prudent to assure us that the acquisition target can comply with the internal controls requirements of The Sarbanes-Oxley Act of 2002.  Notwithstanding our diligence, certain internal control deficiencies may not be detected.  As a result, any internal control deficiencies may adversely affect our financial condition, results of operations and access to capital.  We have not performed an in-depth analysis to determine if historical undiscovered failures of internal controls exist, and may in the future discover areas of our internal controls that need improvement.

Our competition has greater resources.

Several of our competitors, including, among others, Agilent/Keysight, Rohde & Schwarz and National Instruments have substantially greater research and development, manufacturing, marketing, financial, and technological personnel and managerial resources than us. These resources also make these competitors better able to withstand difficult market conditions than us. There can be no assurance that any products developed by these competitors will not gain greater market acceptance than any developed by us.

Business interruptions could delay or prevent our business activities, which could have a material adverse effect on our business, financial condition and results of operations.

Our primary facility and headquarters is located in the San Francisco Bay Area near known earthquake fault zones and is vulnerable to significant damage from earthquakes. We are also vulnerable to other natural disasters and events that could disrupt our operations that may be beyond our control. We do not carry insurance for earthquakes and we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our operating results, cash flows, and success as an overall business.

If we experience a significant cybersecurity attack or disruption in our IT systems, our business, reputation, and operating results could be adversely affected.

We rely on an internal IT system monitored by certain internal employees and third-party service providers to maintain our IT systems; maintain financial records; retain sensitive data, such as intellectual property, proprietary business information, and data related to customers, and suppliers; process orders; manage inventory; process shipments to customers; and operate other critical functions. The ongoing maintenance and security of this information is critical to the classified processing and control standards that our suppliers require us to maintain and the success of our business operations and our strategic goals.

Despite our implementation of network security measures, our network may be vulnerable to cybersecurity attacks, computer viruses, break-ins and similar disruptions. Our network security measures include, but are not limited to, the implementation of firewalls, antivirus protection, patches, log monitors, routine backups, offsite storage, network audits, and routine updates and modifications. Despite our efforts to create these security barriers, we may not be able to keep pace as new threats emerge and it is virtually impossible for us to entirely eliminate this risk. Cybersecurity attacks are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. Any such event could have a material adverse effect on our business, reputation, operating results and financial condition, and no assurance can be given that our efforts to reduce the risk of such attacks will be successful.

In addition, our IT systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures, user errors, catastrophes or other unforeseen events. Such events could result in the disruption of business processes, network degradation and system downtime, along with the potential that a third party will exploit our critical assets such as intellectual property, proprietary business information and data related to our customers, suppliers and business partners. To the extent that such disruptions occur, our customers and suppliers may lose confidence in our solutions and we may lose business or brand reputation, resulting in a material and adverse effect on our business operating results and financial condition.

There is risk related to acquisitions.

We plan to continue to grow our business organically. However, from time to time, we may consider opportunistic strategic acquisitions that we believe support our long-term business strategy. We face significant competition from numerous other companies, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions. Acquisitions of technology companies involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, key employee and customer retention problems and other problems that could negatively affect our organization. We may not be able to complete future acquisitions and, if we do complete such acquisitions, we may not be able to successfully integrate the operations, management, products and services of the entities that we acquire and eliminate redundancies. The integration process could result in the loss of key employees or disruption of the combined entity’s ongoing business or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the transaction. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business. We may not be able to realize any projected cost savings, synergies or other benefits associated with any such acquisition we complete. We cannot determine all potential events, facts and circumstances that could result in loss or give assurances that our investigation or mitigation efforts will be sufficient to protect against any such loss.

Risks Related to Our Securities and This Offering

Our stock price may be volatile and you may not be able to resell your shares at or above the purchase price.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	our ability to execute our business plan;

●	changes in our industry;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

●	additions or departures of key personnel;

●	increases in the number of shares of common stock outstanding as our preferred stock converts to common stock, or as warrants are exercised, or both;

●	a 1 for 15 reverse split of our common stock, which we have announced, but have not yet implemented;

●	successful completion of the exchange offer we initiated on September 30, 2019 pursuant to which holders of our Series E Preferred Stock were offered the opportunity to exchange such shares of Series E Preferred Stock for shares of our common stock at the rate of 150 shares of common stock for each share of Series E Preferred Stock, plus an additional number of shares of common stock to reflect accrued and unpaid Series E dividends;

●	sales of our common stock by us or our shareholders;

●	operating results that fall below expectations, including actual or anticipated variations in our quarterly results;

●	regulatory developments;

●	economic and other external factors;

●	period-to-period fluctuations in our financial results;

●	the public’s response to press releases or other public announcements by us or third parties, including filings with the SEC;

●

changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

●	changes in expected national defense spending or budgets;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	domestic and international economic factors unrelated to our performance;

●	new technology used, or services offered, by competitors;

●	the development and sustainability of an active trading market for our common stock; and

●	any future sales of our common stock by our officers, directors and shareholders.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Our stock at any time has historically traded on low volume on the OTCQB Market and, previously, on the NASDAQ Capital Market. Market and volume fluctuations may also materially and adversely affect the market price of our common stock.

Our common stock is quoted on the Over-the-Counter Market and trading volumes have been limited.

As compared to a larger stock market with greater liquidity, our common stock is quoted on the OTCQB™, which is the middle tier of the Over-the Counter Market, or the OTC, reserved for companies that are registered and reporting with the SEC or a U.S. banking regulator. The volume of trading of our common stock on the OTCQB has been very thin. Therefore, an investor might find it more difficult than it would be on a larger stock exchange to dispose of, or to obtain accurate quotations as to the market value of, our securities.

We cannot be certain that a more active trading market will develop or, if developed, be sustained. We also cannot be certain that purchasers of our common stock will be able to resell their common stock at prices equal to or greater than their purchase price. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time. We do not have any control over whether there will be sufficient numbers of buyers and sellers. Accordingly, we cannot be certain that an established and liquid market for our common stock will develop or be maintained. The market price of our common stock could experience significant fluctuations in response to our operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These fluctuations, and general economic and market conditions, may cause the market price of our common stock to decline substantially.

We could become subject to the SEC’s “penny stock” rule if we fail to meet certain financial criteria set forth in the rule. If we become subject to the SEC’s penny stock rule, the rule would impose various sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer would have to make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale. Consequently, if it were to apply to us, the rule could have an adverse effect on the ability of broker-dealers to sell our securities and could affect the ability of our shareholders to buy and sell our securities in the secondary market. If our common stock were to become a “penny stock” within the meaning of the rule, additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of our common stock and have a material adverse effect on the trading market for our securities.

Our common stock ranks junior to all of our preferred stock and indebtedness.

Immediately following the completion of this offering, our outstanding preferred shares will have an aggregate liquidation preference of $3.7 million. Included in this amount are shares of our Series B, Series C and Series D preferred stock, which have a liquidation preferences aggregating $3.4 million and 9,200 shares of our Series E Preferred Stock that we expect will remain outstanding upon completion of the offering having an aggregate liquidation preference of $345,000. In addition, as of June 29, 2019, we had an aggregate of $6.0 million in debt and other liabilities.

In the event of our bankruptcy, liquidation or winding-up, our assets will be available to make payments to holders of our common stock only after all of our indebtedness and other liabilities and all of the liquidation preferences on any then outstanding Series B, Series C, Series D and Series E preferred stock have been paid. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts to the holders of shares of our common stock then issued and outstanding.

We have a significant number of outstanding warrants, options and shares of convertible preferred stock, which may cause significant dilution to our shareholders, adversely impacting the market price of our common stock and making it more difficult for us to raise funds through future equity offerings.

As of June 29, 2019, we had 11,343,011 shares of common stock outstanding. In addition, as of that date we had outstanding warrants to acquire 3,451,594 shares of our common stock, options to acquire 3,550,000 shares of our common stock and shares of convertible preferred stock convertible into an aggregate of 11,633,351 shares of our common stock. The issuance of shares of common stock upon the exercise of warrants or options or conversion of preferred stock would dilute the percentage ownership interest of all holders of our common stock, might dilute the book value per share of our common stock and would increase the number of our publicly traded shares, which could depress the market price of our common stock.

The fact that our shareholders, warrant holders and option holders can sell substantial amounts of our common stock in the public market, whether or not sales have occurred or are occurring, could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we and our shareholders deem reasonable or appropriate, or at all.

We may issue additional shares of common or preferred stock in the future, which could dilute a shareholder’s ownership of common stock.

Our articles of incorporation authorize our board of directors, generally without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock would be dilutive to an existing shareholder’s ownership of our common stock. The issuance of preferred stock could impair the voting, dividend and liquidation rights of common shareholders without their approval. To the extent that we issue options or warrants to purchase common stock in the future and the options or warrants are exercised, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of our common or preferred stock.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our shareholders may decide to sell some or all of their shares of common stock that they currently hold or could acquire upon the conversion of our preferred stock or exercise of warrants or other derivative securities by means of ordinary brokerage transactions in the open market. Any substantial sale of our common stock may have a material adverse effect on the market price of our common stock.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds of this offering. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of June 29, 2019, our net tangible book value was approximately$1.925 million, or $0.17 per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $0.25 per share of common stock being sold in this offering, and our net tangible book value per share as of June 29, 2019, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $0.15 per share (or $0.14 per share if the underwriter exercises the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

We do not intend to pay cash dividends to our shareholders, so you will not receive any return on your investment in our common stock prior to selling your interest in the Company.

We have never paid any dividends to our common shareholders and do not foresee doing so. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any cash dividends in the foreseeable future. If we determine that we will pay cash dividends to the holders of our common stock, we cannot assure that such cash dividends will be paid on a regular basis. The success of your investment in our common stock will likely depend entirely upon any future appreciation.  As a result, you will not receive any return on your investment prior to selling your common stock and, for the other reasons discussed in this “Risk Factors” section and in the “Risk Factors” section of the documents incorporated herein by reference, you may not receive any return on your investment even when you sell your shares.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

We have limited the circumstances in which our directors will be liable for monetary damages.

We have included in our articles of incorporation a provision to eliminate the liability of directors for monetary damages to the maximum extent permitted by California law. The effect of this provision will be to reduce the situations in which we or our shareholders will be able to seek monetary damages from our directors. Our bylaws also have a provision providing for indemnification of our directors and executive officers and advancement of litigation expenses to the fullest extent permitted or required by California law, including circumstances in which indemnification is otherwise discretionary. Also, we have entered into agreements with our officers and directors in which we similarly agreed to provide indemnification that is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements.  These statements relate to future events or future predictions, including events or predictions relating to our future financial performance, and are based on current expectations, estimates, forecasts and projections about us, our future performance, our beliefs and management’s assumptions.  They are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “feel,” “confident,” “estimate,” “intend,” “predict,” “forecast,” “project,” “potential” or “continue” or the negative of such terms or other variations on these words or comparable terminology.  We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under the “Risk Factors” section of this prospectus and the documents incorporated herein by reference that may cause the our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this prospectus, we cannot guarantee future results, levels of activity, performance or achievements.

In addition to the risks described in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference, important factors to consider and evaluate in such forward-looking statements include, but are not limited to, the following:

• the risk that customers may delay or cancel orders for our products or services;

• any issue that compromises our relationships with the U.S. federal government, its agencies or defense contractors providing products and services to these agencies;

• changes in governmental priorities that shift expenditures away from national defense;

• failure by us or our employees to obtain and maintain necessary security clearances or certifications;

• failure to comply with numerous laws and regulations;

• changes in government procurement, contract or other practices or the adoption by governments of new laws, rules, regulations and programs in a manner adverse to us;

• our ability to compete effectively against competitors with greater resources than ours;

• any inability to attract, train or retain employees with the requisite skills, experience and security clearances;

• the loss of members of senior management or failure to develop new leaders;

• our ability to realize the full value of our backlog and the timing of our receipt of revenue under contracts included in backlog;

• internal system or service failures and security breaches;

• uncertainties relating to legal proceedings, including litigation, audits, reviews and investigations, which may result in materially adverse judgments, settlements or other unfavorable outcomes; and

• other risks and factors listed under the “Risk Factors” section of this prospectus, listed under the “Risk Factors” section of the documents incorporated herein by reference, and described elsewhere in this prospectus.

These risks are not exhaustive. Other sections of this prospectus (including the documents incorporated by reference) include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus.  We will update or revise the forward-looking statements to the extent required by applicable law.

CAPITALIZATION

The following table describes our capitalization as of June 29, 2019 (the last day of our most recently completed fiscal quarter):

•

on a pro forma basis to give effect of the issuance of an estimated 13,464,323 shares of our common stock in exchange for 88,600 shares of our outstanding Series E Preferred Stock upon the consummation of this offering.

•

on a pro forma, as adjusted basis to give effect to the pro forma adjustment set forth above and the sale of the shares in this offering at the public offering price of $0.25 per share, after deducting underwriting discounts and other estimated offering expenses payable by us and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds.”

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	As of June 29, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
(In thousands except share data)		(unaudited)	(unaudited)
Indebtedness	$5,974	$5,974	$5,974
Shareholders’ equity:
Common Stock, no par value per share; 200,000,0000 shares authorized, 11,343,011 shares issued and outstanding	25,654	27,916	29,984
Series B, C and D Preferred stock, no par value, 18,533.51, issued and outstanding (liquidation preference of $3,540 at June 29, 2019)	2,911	2,911	2,911
Series E Preferred Stock, no par value per share; 98,400 shares of issued and outstanding (liquidation preference of $3,690 at June 29, 2019)	1,893	230	230
Accumulated deficit	(28,533)	(29,085)	(29,085)
Total shareholders’ equity	1,925	1,972	4,040
Total capitalization	$1,925	$1,972	$4,040

The number of shares of our common stock outstanding shown in the pro forma, as adjusted column reflects:

•

the exchange of 88,600 shares of our Series E Preferred Stock for an aggregate of an estimated 13,464,323 shares of our common stock resulting from our offer to exchange each share of our Series E Preferred Stock for 150 shares of our common stock plus an estimated 2.1 shares of common stock representing accrued but unpaid dividends on the Series E Preferred Stock upon the consummation of this offering;

•

the exclusion of 2,773,351 shares of stock issuable upon conversion of the (1) 9,997 outstanding shares of our Series B Preferred Stock, (2) the 3,424.65 outstanding shares of our Series C Preferred Stock (3) the 5,111.86 outstanding shares of our Series D Preferred Stock, and (4) 9,200 shares of our Series E Preferred Stock expected to remain outstanding following the completion of this offering, each of which is convertible into 100 shares of our common stock per share at the holder’s election*;

•	the exclusion of outstanding warrants to purchase 3,451,594 shares of our common stock at exercise prices ranging from $0.25 to $1.78 per share; and

•	the exclusion of 3,550,000 shares of stock issuable upon conversion of outstanding stock options issued to our officers, directors and employees.

*

A description of the features of our preferred stock and of the exercise prices of our warrants can be found under the heading “Description of Capital Stock — Preferred Stock and Offer to Exchange” and in Note 17 to our consolidated financial statements for the year ended March 30, 2019, which are incorporated by reference into this prospectus. A description of our offer to exchange shares of our Series E Preferred Stock can be found under the heading “Description of Capital Stock — Preferred Stock and Offer to Exchange.”

Dilution

If you purchase our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value (deficit) as of June 29, 2019 was $1.925 million or approximately $0.17 per shares of common stock based on 11,343,011 shares outstanding as of June 29, 2019. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares outstanding as of June 29, 2019, after giving effect to the conversion of all outstanding preferred stock along with the aggregate accrued or accumulated and unpaid dividends thereon.

Our pro forma as adjusted net tangible book value (deficit) at June 29, 2019 would have been approximately $4.0 million or $0.10 per share. This represents an immediate increase in pro forma net tangible book value of approximately $0.05 per share to our existing shareholders, and immediate dilution of $0.15 per share to investors purchasing shares in this offering. Pro forma as adjusted net tangible book value per share represents our pro forma net tangible book value, plus the effect of the sale by us of 10,400,000 shares of our common stock in this offering at an initial public offering price of $0.25 per share and after deducting the estimated underwriting discount and offering expenses payable by us, and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds.”

Dilution in pro forma net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

The following table and the discussion thereafter illustrates the per share dilution to investors purchasing shares in the offering, after giving effect to our issuance of an estimated 13,464,323 shares of our common stock in exchange for 88,600 shares of our outstanding Series E Preferred Stock upon the consummation of this offering:

Initial public offering price per share	$0.25
Pro forma net tangible book value per share as of June 29, 2019	0.05
Adjustment for exchange of shares of Series E Preferred Stock for shares of common stock	-
Increase in pro forma net tangible book value per share attributable to new investors in this offering	0.05
Pro forma as adjusted net tangible book value per share after this offering	0.10
Dilution in pro forma net tangible book value per share to new investors in this offering	$0.15

If the underwriter exercises its over-allotment option in full to purchase an additional 1,560,000 shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $0.11 per share, representing an immediate increase to existing shareholders of $0.01 per share and an immediate dilution of $0.14 per share to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of June 29, 2019, after giving effect to the issuance of an estimated 13,464,323 shares of our common stock in exchange for 88,600 shares of our Series E Preferred Stock immediately prior to the closing of this offering, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares of common stock in this offering.

The calculation below is based on the public offering price of $0.25 per share.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	26,679,511	72%	$27,916,067	91%	$1.05
New investors purchasing common stock	10,400,000	28%	2,600,000	9%	0.25
Total	37,079,511	100%	$30,516,067	100%	$0.82

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. We may also choose to engage in strategic acquisitions through the issuance of shares of our stock. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities, convertible debt securities or other derivative securities in the future.

The pro forma information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $2.1 million (or approximately $2.4 million if the underwriter exercises its option to purchase additional shares in full).

We currently intend to use the net proceeds from this offering primarily for product development and for working capital and other general corporate purposes. We may also use a portion of the net proceeds of this offering to repay indebtedness. As of June 29, 2019, we owed $1.5 million on a loan originated on April 27, 2017 that bears interest at the rate of 16% per annum and matures on March 1, 2020 and $429,000 under a short-term line of credit originated on May 11, 2019 that accrues interest at an annual rate of one percent above the greater of prime rate or 4.5%. We used the proceeds of these loans for working capital purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, assets or technologies, although we have no present commitments or agreements to do so. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering.

The amount and timing of expenditures or for any particular use may vary based on a number of factors, including the amount of cash used in or provided by our operations. Our management will have broad discretion in the application of these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.  Pending application of the net proceeds as described above, we intend to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

 Common Stock Market Prices

Our common stock is traded on the OTCQB Market under the symbol “GIGA”. The following table sets forth range of high and low bid quotations for our common stock for each of the quarterly periods indicated as reported by the reported by the OTCQB Market. Bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The market for our common stock is sporadic and at times very limited.

 Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that our board of directors may deem relevant.

Holders of Record

As of October 31, 2019, there were 184 holders of record of our common stock. The actual number of shareholders is greater than this number of record shareholder and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of shareholders of record also does not include shareholder whose shares may be held in trust by other entities.

BUSINESS

 Overview

We manufacture specialized electronics equipment for use in both military test and airborne operational applications. Our operations consist of two business segments, those of our wholly-owned subsidiary, Microsource Inc., and those of our Giga-tronics division.

Microsource primarily develops custom microwave products for use in military airborne applications. Microsource’s two largest customers are prime contractors for which we develop and manufacture sophisticated RADAR filters used in fighter aircraft. Revenues from Microsource comprised a majority of our revenues for the fiscal years ended March 30, 2019 and March 31, 2018.

Our Giga-tronics Division designs, manufactures and markets a family of functional test systems for the RADAR and Electronic Warfare segment of the defense electronics market. Our RADAR/EW test systems are used to evaluate and improve the performance of RADAR/EW systems. Giga-tronics Division customers include major prime defense contractors, the armed services (primarily in the United States) and research institutes.

Our principal executive offices are located at 5990 Gleason Drive, Dublin, California 94568 and our telephone number at that location is (925) 328-4650. We primarily designed and manufacture our products at our corporate headquarters in Dublin, California. We recently established an R&D development center in Nashua, New Hampshire to provide support to current and potential customers in the Northeastern United States. Our website address is http://www.gigatronics.com. The information contained on our website is not part of, or incorporated by reference into, this prospectus.

Microsource

Microsource’s primary business is the design of custom microwave products as well as the production of microwave components using chip and wire assembly methods. Microsource offers a line of tunable, synthesized Band Reject Filters for solving interference problems in RADAR/EW applications. Electronic Attack systems onboard high-performance fighter jets often require RADAR filters to block electromagnetic inference generated by other onboard electronic systems, particularly the aircraft’s main RADAR. Our high-speed, tunable notch filters can quickly block interference from both continuous wave and wide bandwidth emissions. Using proprietary driver and phase lock technology, our filters offer tuning speeds that are up to ten times faster than traditional filter designs. We custom design these filters specifically for each application.

While our RADAR filter technology may be used in a variety of operational applications and as components in microwave instruments and devices, Microsource’s two largest customers are prime contractors for whom we develop and manufacture RADAR filters used in fighter aircraft. Microsource serves the aftermarket for operational hardware associated with the United States Government’s RADAR Modernization Program for prior generation fighter aircraft (i.e., the F/A-18E, F-15D and F-16 jets) to extend their useful lives. These RADAR filters are designed to withstand the rigors of operating under extreme conditions. They must be able to operate while exposed to the shock, vibration, high altitudes and temperature extremes experienced during jet flight without cooling or heating from the aircraft.

Our customers require that Microsource be certified to the stringent AS9100D aerospace quality standard. Microsource routinely maintains a top-quality rating as measured quarterly by its customers and over the years has received multiple “Gold Supplier” awards, as well as, a “Supplier of the Year” award from one of our prime customers. The most recent “Gold Supplier” award was received in April of 2019 for delivering consistent product quality and on-time shipments to a customer during 2018.

The Market for Microsource Products

Microsource’s revenues have grown as prime contractors began upgrading additional aircraft variants. Initially Microsource supplied filters for one fighter jet, the F/A-18E. During our 2014 fiscal year, the prime contractor added a second aircraft, the F-15. Additionally, during our 2017 fiscal year, a second prime contractor added a third aircraft, the F-16. As a result, Microsource’s revenue was $9.2 million for our fiscal year ended March 30, 2019 as we delivered filters for approximately 150 aircraft. We believe there are over 3,000 potential domestic and foreign F-15, F-16 and F-18 aircraft that have not been upgraded. Microsource is a sole-source supplier of filters for these three fighter jets and we expect that the business will continue to be a significant source of our future revenue.

Giga-tronics Division

Our Giga-tronics division designs, manufactures and markets a family of functional test systems for the RADAR and Electronic Warfare (RADAR/EW) segment of the defense electronics market. Our RADAR/EW test systems are used to evaluate and improve the performance of RADAR systems and EW counter measures, such as jammers. Giga-tronics division customers include major defense prime contractors, the armed services (primarily in the United States) and research institutes.

Our goal is to become a leading supplier of test solutions for evaluating defense RADAR and EW systems. The same digital technology that has revolutionized commercial communications, consumer and automotive electronics is now being applied to advanced RADAR and EW systems. This shift in technology limits the effectiveness of traditional test solutions that are unable to actively interact with the RADAR and EW systems being tested. In contrast to traditional test systems, we specifically architected the Giga-tronics RADAR/EW testing platform to offer sophisticated control and real-time behavior that supports active interaction with the devices under test. To our knowledge, no other RADAR/EW test system offers real times responses and closed loop behavior in the same manner as our technology.

Technology Shift in RADAR and EW Systems

Historically, the United States defense electronic systems have embodied the most advanced capabilities available. Major investments in integrated circuits, computing technology and signal processing algorithms made by the United States Defense Department during the 1960s through the 1980s, gave the United States an advantage in its RADAR/EW defensive capabilities. These technologies subsequently found their way into consumer products and services, such as desktop computers, music players and smartphones. The rapid acceleration and global proliferation of these technologies by commercial companies has enabled both United States allies and potential adversaries to take a huge leap forward in RADAR and EW technology.

These advanced digital technologies, along with the standardization of stealth technology, has enabled the United States’ potential adversaries to catch-up to, and in some cases surpass, the United States military dominance in the air and at sea. The United States Defense Department recognizes these threats and has requested that the United States Congress divert substantial resources from other programs to fund development of the next generation of RADAR and EW systems1. These new systems may employ machine learning and artificial intelligence technologies that require new approaches for testing and evaluation, creating a significant market opportunity for Giga-tronics’ RADAR/EW testing platform.

The Test Challenge

The Giga-tronics RADAR/EW test system enables users to test RADAR/EW systems by simulating multiple, dynamic RADAR/EW signals that a fighter jet experiences in combat. A hypothetical example of this complex environment is illustrated below:

There are no defined borders within the electromagnetic spectrum. For example, a fighter jet in a battlefield sees many microwave signals, some friendly, some hostile, some bouncing off mountains, others reflected off the ocean. The fighter jet’s on-board jammer must recognize which among all these RADAR signals poses a threat. If the jammer is cognizant of a threat signal, then it will attempt to jam the signal. In turn, the fighter jet’s RADAR is designed to recognize that it is being jammed by an opponent and may adapt to avoid the interference by modifying its RADAR signal. To fully test and evaluate modern cognizant and adaptive RADAR and EW systems in a laboratory setting requires a test system that can duplicate the interplay between these devices. Therefore, evaluating a combat RADAR or EW system requires a means to simulate the changing and reacting signals that exist in combat situations.

1 DOD Electronic Warfare Strategy, Ashton Carter, 2017

Traditional open loop test simulations operate by sending a pre-recorded set of signals to the RADAR or EW system under test. Thus, these traditional systems are unable to interact with the new adaptive RADAR/EW systems. Therefore, we believe that prime contractors and government test facilities are seeking new test solutions that deliver a closer correlation between laboratory testing and field testing by better simulating the changing and reacting signals that exist in combat situations.

Giga-tronics’ Solution

We designed our Giga-tronics RADAR/EW test system to address this challenge. Our RADAR/EW test system employs a RADAR-like architecture, allowing it to accurately simulate RADAR/EW signals for testing. In addition, our RADAR/EW test system can interact with the system under test by modifying its signals in response to signals generated by the system under test, creating a “closed-loop” testing environment that simulates the behavior of RADAR and EW systems in combat situations. We believe that our Giga-tronics RADAR/EW test system is the first commercial RADAR/EW test system to offer this close-loop behavior, which interacts with the system being tested. This closed-loop design also permits our RADAR/EW test system to digitally record the signals generated during testing for later analysis.

We believe our RADAR/EW test solution offers several competitive advantages:

1.	Our RADAR/EW solution was designed specifically for generating realistic RADAR signals for testing purposes.

2.	Our RADAR/EW solution was designed to offer real-time, dynamic, closed-loop behavior that can interact with the devices under test for fully evaluating and improving RADAR and EW performance.

3.	Our RADAR/EW solution features digital processing hardware and firmware, creating a test solution that may be customized with relative ease compared to traditional test systems.

4.	Our RADAR/EW solution is scalable, allowing us to build test systems with multiple channels that scale well both in terms of size and costs compared to traditional systems.

In the example shown above, a jammer onboard a fighter jet (represented as a fighter jet on the right) is being tested to evaluate its ability to identify and respond to a threat. The Giga-tronics test system simulates a battlefield environment by generating many – potentially hundreds – of microwave signals (shown in blue) into the jammer. The test system also generates one or more threat signals (shown in red). The test system can change the strength of the threat signal, allowing the user to determine at what strength the jammer fails to see the threat signal. After the jammer is cognizant of the threat signal, it responds by jamming the signal. Our test system records the response of the jammer (shown in green) in real time. Based on the response of the jammer, the test system modifies its threat signal in order to force the jammer into another mode, just as a RADAR would on the battlefield. To our knowledge, the Giga-tronics test system is the only commercially available test system with the type of “closed loop” testing capability described in this paragraph.

We began a major business transition starting in 2012, when our Chief Executive Officer had the vision to focus our microwave expertise on the military market where he believed a technology shift in the market provided an opening for Giga-tronics. We divested our commodity test business and invested a significant amount of capital in our RADAR/EW test system. We developed our RADAR/EW test solution in four phases.

First, building on our microwave RADAR component expertise, we developed a subsystem that generates RADAR signals. Like an actual RADAR transmitter, the subsystem includes a microwave up-converter and a power amplifier, which allows our simulator to replicate a RADAR’s threat signal with high fidelity. We call this subsystem an Advanced Signal Generator.

Second, we developed a subsystem solution for recording the signals generated by the device being tested. These recordings are used as input to our simulator, which then modifies its transmitted threat signal just as an actual RADAR would do in the battlespace. As a result, our simulator can replicate an engagement with a higher degree of accuracy than currently available solutions, and consequently, provides more relevant test results. Like an actual RADAR receiver, the subsystem includes a microwave pre-amplifier and a down-converter. We call this subsystem an Advanced Signal Analyzer.

Next, we developed a complete test solution by combining our Advanced Signal Generator and our Advanced Signal Analyzer with a digital generation system purchased from a third party, creating a testing platform. The platform’s modular architecture facilitates building test systems with reduced size, weight and cost compared to traditional solutions, particularly when the test system is required to have many transmitters and receivers.

Fourth, we developed complete, customized test solutions that utilize our signal generation and analysis tools. Some examples of our integrated solutions are our Real-Time Threat Emulation System and the Multi-Ship RADAR Signal Generator, which is being used by United States Navy at its Naval Air Station in Pt. Mugu, California and is illustrated below.

Real-Time Threat Emulation System

Our Market Strategy

The two primary uses of test equipment within the defense industry are to perform design analysis and verification at the prime contractors and acceptance of the RADAR/EW systems by the United States government.

We chose to focus our initial marketing efforts on the United States armed forces. We believe that government test facilities are relatively open to adopting different test methods and equipment to detect problems during system acceptance compared to prime contractors, who often have preferred suppliers and, in some cases, their own testing systems. Therefore, we focused initial marketing efforts for our RADAR/EW testing solutions on the United States Navy and the United States Air Force, two of the dominant acquirers of EW equipment in the United States. Our RADAR/EW testing system is being used by the United States Navy to test a Northrop Grumman jammer. This program has provided an aggregate of approximately $9.0 million in sales with the shipment of five test systems. We expect recurring revenue from this program via upgrades and increased capacity.

We are offering EW prime contractors and research institutes new solutions for augmenting their existing test systems. Traditional EW test solutions are not easily modified to simulate the newer threats being uncovered and they are unable to realistically simulate RADAR signals because they lack high-performance modulation capability. Traditional solutions typically lack an RF recording feature, which we can provide using our Advanced Signal Analyzer subsystem, allowing recording for later analysis.

The Market for Giga-tronics Products

Based on a Strategic Defense Intelligence report made public in 2014, we estimate that approximately $400 million is spent on defensive RADAR/EW testing in the United States each year. Our goal is to achieve a 20% market share within this market.

We view the boarder RADAR/EW test market as being comprised of two separate markets, defense RADAR testing and EW testing.

The RADAR Test Market

We believe there are at least 25 United States RADAR programs that would benefit from our RADAR/EW test platform. We are currently targeting eight of these programs operated by Lockheed Martin, Northrop Grumman and Raytheon. To date, we have sold one target generation sub-system to a defense contractor that is operating one of these programs.

The EW Test Market

We believe there are at least 25 United States EW testing programs that would benefit from our RADAR/EW test platform. We are currently targeting nine of these programs involving jammers produced by BAE Systems, L3/Harris Technologies, Lockheed Martin, Northrop Grumman and Raytheon. Among these nine opportunities is the potential upgrade of five test systems that we previously sold to the United States Navy to support testing of a Northrop Grumman jammer program, and potential upgrades to components purchased by BAE Systems and Lockheed Martin. We have established an engineering office in New Hampshire to better serve our customers and potential customers with operations in New Hampshire and elsewhere in the Northeastern portion of the United States. Our goal is to achieve overall a 25% market share of the EW test market.

Summary

We believe that our disruptive architecture provides an opportunity for our company to become a leader in the estimated $400 million RADAR/EW test market. Our goal to achieve a 20% market share over time. With the launch of our new test solution and the arrival of new management, the business has been turning around. We have recently delivered two quarters of profitability. Because of the losses incurred in prior fiscal years, we have $23.0 million in net operating losses, which, subject to limitations on the use of such tax assets under applicable tax law, is expected to reduce or eliminate our income tax expenses for the foreseeable future.

Competition

Microsource

Microsource is a sole source supplier of synthesized Band Reject Filters serving the aftermarket for operational hardware associated with the US Government’s RADAR Modernization Program for prior generation fighter jet aircrafts (F/A-18E, F-15D and F-16 jets) to extend their useful lives. Microsource jointly designed these filters with the prime contractors responsible for integrating the new RADARs and the prime contractors have flight-qualified our filters. We are aware of a few other companies that possess the technical know-how to design and manufacture filters of this nature, such as Teledyne and Micro-Lambda Wireless, but we believe the expense of developing and requalifying new tunable, synthesized Band Reject Filters for these aircraft is prohibitive to the point where a prime contractor would likely only undertake such an effort if major issues were to arise, such as significant technical deficiencies or if we were unable to deliver products on a timely basis.

Giga-tronics Division

Our Giga-tronics Division serves the defense electronics market with a microwave test platform used in the evaluation of military RADAR/EW systems. These applications represent niche segments within the broader test equipment market. We believe these niche markets are underserved because they are too small to attract the interest of major test equipment suppliers. For example, test equipment suppliers such as Agilent/Keysight, Rohde & Schwarz, Tektronix/Fortive and National Instruments, to our knowledge, do not approach these markets with new dedicated solutions.

Equipment and solutions that address the RADAR/EW market fall into one of three categories:

1.

Components. The component category represents the basic building blocks for building test systems. These basic components are purchased mostly by the prime contractors who have the resources to build full test solutions on their own. We compete in this market and our competitors include Keysight and Tektronix. This category also includes high-performance digital hardware from suppliers like Curtiss Wright, Mercury Systems, Annapolis Micro Systems and others.

2.

Bench. The bench category consists of solutions with limited capability. These solutions offer more complete functionality than just the components and are often sufficient for some engineering evaluations. We compete in this category with our Threat Emulation System. Our competition includes Northrop/Amherst’s Pulseman product and Keysight’s UXG with Multi-Emitter Scenario Software.

3.

Test Solutions. Test solutions represent the largest segment of the RADAR/EW market. These solutions are capable of simulating hundreds of emitters simultaneously and are used by the prime contractors and government test facilities for the most accurate simulation of the final environment the devices being tested will experience. Our Multi-Ship RADAR/EW test system competes in this category. Our competitors include Northrop Grumman/Amherst which offers its Combat Electromagnetic Environment Simulator (CEESIM) and Textron Systems, which offers its A2PATS solution.

Our competitors often have greater resources in research, development and manufacturing and substantially broader product lines and channels. To compete, we place strong emphasis on maintaining a high degree of technical competence as it relates to the development of new microwave products, are highly selective in establishing technological objectives and focus sales and marketing activities in the selected niche areas that we believe are weakly served or underserved by our competitors. While our competitors in the Test Solutions segment are substantially larger than us and have greater resources, we do not believe that any of our competitors can create a closed-loop test system based on their current systems’ architectures, which are analog in nature. In addition, we believe that Giga-tronics’ modular system architecture yields solutions with superior capability to our competitor’s products at much lower cost and size and with a greater ease of customization.

Further, we believe that the test systems from Northrup Grumman and Textron have long delivery schedules, represent expensive capital investments to the customers that buy them and typically are shared among many users generally limiting access to their testing capabilities. Giga-tronics can complement these larger test systems by uniquely addressing the new closed loop test requirements for the next generation RADAR/EW devices and by offering smaller, lower cost and more flexible testing solutions that can be delivered more quickly, which greatly increases a user’s access to systems test capability and reduces the risk of program failure.

Proprietary Technology and Intellectual Property

Our competitive position is largely dependent upon our ability to provide performance specifications for our instruments and systems that (a) are easy to use and effectively and reliably meet customers’ needs and (b) selectively surpass competitors’ specifications in competing products. Patents can be an effective way to provide some legal protection in the event others copy our original work and help to preserve the resulting market advantages derived therefrom. However, because of the rapid progress of technological development in our industry, such protection may be insufficient. Therefore, although we pursue some patent coverage, we place major emphasis on the development of new products with superior performance specifications and the upgrading of existing products toward this same end. We also rely on trade secrets, nondisclosure agreements, and other similar means to protect our proprietary and confidential information.

Our products are primarily based on our own designs, which are derived from our own engineering abilities. If our new product engineering efforts fall behind, our competitive position weakens. Conversely, we believe that effective product development greatly enhances our competitive status.

We have maintained four non-provisional patents related to our signal generator product line. These patents describe advanced synthesis techniques and can be extended for use with the Giga-tronics test system and to a number of Microsource synthesizer components. Additionally, we filed two provisional U.S. patents relating to the new RADAR/EW test system in 2016 and subsequently filed a non-provisional application in 2017. The first patent application describes the internal design of the Advanced Signal Generator and Analyzer and is intended to protect our technology for integrating high-performance RADAR modulation with agile frequency tuning while simultaneously keeping noise and unwanted spurious signals very low. This technology is what makes the Giga-tronics hardware much smaller in size and lighter in weight compared to many of our competitors’ comparable products. The second patent application describes the extensibility of the technology for building larger test systems with much higher channel density compared to present solutions. The applications for these non-provisional patents are currently pending before the U.S. Patent Office.

In September 2015, we entered into a software development agreement with a major aerospace and defense company in which the aerospace and defense company developed simulation software and licensed it to us. The simulation software (also called Open Loop Simulator or OLS technology) allows our RADAR/EW test system to coordinate with various third-party hardware elements to generate the signals for testing RADAR/EW equipment. We license the OLS software to customers as a bundled or integrated solution with our Threat Emulation System product. We paid over $1.2 million for this software and we incur an additional license fee of over $20,000 per system sold.

We are not otherwise dependent on trademarks, licenses or franchises. We utilize certain other software licenses in certain functional aspects for some of our products. Such licenses are readily available, non-exclusive and are obtained at either no cost or for a relatively small fee.

Employees

As of March 30, 2019, and March 30, 2018, we employed 39 and 43 individuals on a full-time basis, respectively. We believe that our future success depends on our ability to attra9t and retain skilled personnel. None of our employees are represented by a labor union, and we consider our employee relations to be good.

 Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

MANAGEMENT

Set forth below is certain information regarding our executive officers and directors. Each of the directors listed below was elected to our board of directors to serve until our next annual meeting of shareholders or until his or her successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors.

The following table sets forth information regarding the members of our board of directors and our executive officers:

Name	Age	Position
Gordon L. Almquist	69	Director
Lutz P. Henckels	78	Director, Executive Vice President and Chief Financial Officer
Traci K. Mitchell	49	Controller and Principal Accounting Officer
John R. Regazzi	64	Chief Executive Officer and Director
William J. Thompson	54	Director, Chairman of the Board
Armand Pantalone	54	Chief Technology Officer
Timothy Ursprung	58	Vice President Sales and Marketing
Jamie Weston	54	Director

 Gordon L. Almquist has served as a member of our board of directors since 2012. Mr. Almquist has more than 30 years of experience in senior financial management roles at public and private technology companies. From August 2009 until his retirement in June 2016, Mr. Almquist served as the Vice President and Chief Financial Officer of Keyssa, Inc. (formerly known as WaveConnex, Inc.), a semiconductor technology company headquartered in Campbell, CA. Prior to Keyssa, he held similar positions at Strix Systems, where he was also a co-founder, and at publicly-traded companies including Vertel Corporation and 3D Systems Corporation. Mr. Almquist also served on the board of directors for CAP Wireless (acquired by TriQuint Semiconductor in 2013). Mr. Almquist is a certified public accountant (inactive) in the State of California and holds a bachelor's degree in business administration (accounting) from California State University, Northridge.

Lutz P. Henckels has served as a member of our board of directors since 2011. He was appointed as our Executive Vice President and Chief Financial Officer in March 2019, having served as our Interim Chief Financial Officer since February 2018. Dr. Henckels has over 40 years of experience serving as chief executive officer of private and public technology companies including HiQ Solar, SyntheSys Research (acquired by Tektronix/Danaher), LeCroy Corporation, and HHB Systems. Along with David Packard, Joe Keithley and Alex D’Arbeloff, Dr. Henckels was the recipient of the first John Fluke Sr. Memorial Award, which was established in 1986 to honor executives who have led their companies with innovative engineering or business management. Dr. Henckels holds a Bachelor of Science and Master of Science in Electrical Engineering and PhD in Computer Science from the Massachusetts Institute of Technology. He graduated Eta Kappa Nu and Tau Beta Pi, and is also a graduate of the OMP program of Harvard Business School. Dr. Henckels has been a director of multiple publicly traded companies, including Ikos, Inframetrics, and LeCroy.

Traci K. Mitchell has been our Controller and principal accounting officer since March 1, 2019. Previously, Ms. Mitchell was a consultant to the Company since March, 2018, supporting our finance department. Prior to that Ms. Mitchell was the Director of Global Finance for Console Connect and Accounting Manager and Corporate Controller for Keyssa, Inc. from January 2015 to February 2018. Prior thereto, from July 2005 to January 2015, Ms. Mitchell was an owner of a consulting firm for ten years providing accounting services to several clients, some of which include Ion Torrent, Sensys and Omneon Inc. In addition, Ms. Mitchell previously held financial management positions with several large Bay Area companies including eBay, Inc., Informix Systems and Symantec Corporation.

Armande Pantalone was promoted to the position of Chief Technology Officer on June 11, 2018. Mr. Pantalone joined Giga-tronics in July 2016 as the Director of RADAR/EW Test Solutions. Prior to joining the Company, Mr. Pantalone worked at Raytheon’s Integrated Defense Systems Division from July 1996 to June 2016. In his 20 years at Raytheon, he held a variety of technical and leadership positions associated with RADAR and missile defense programs. Previous experience includes 10 years at Northrop Grumman/Nordeen Systems as an RF & Microwave engineer specializing in the design of RADAR systems including system integration and flight testing. Mr. Pantalone graduated from Clarkson University in Potsdam, NY with a dual degree in Electrical and Computer Engineering.

John R. Regazzi has served as a member of our board of directors since 2006. He has been our Chief Executive Officer since February 2018. Previously he was Co-Chief Executive Officer beginning in June 2017 and Chief Technology Officer beginning in August 2016. From 2006 to August 2016, he was the President and Chief Executive Officer of the Company. Prior to that, Mr. Regazzi held the following positions within the Giga-tronics Instrument Division: President and General Manager, Vice President of Operations, and Vice President of Engineering. Mr. Regazzi also serves as the Company’s Secretary. Prior to Giga-tronics Mr. Regazzi was with Hewlett Packard and Keysight for 22 years in various design and management positions associated with their microwave sweeper and synthesizer product lines. Mr. Regazzi holds a Bachelor of Science in Electrical Engineering from Rutgers University and a Master of Science in Electrical Engineering from Lehigh University.

William J. Thompson, has served as Chairman of our board of directors since August 2016 and has been a member of our Board since 2011. Dr. Thompson served as our Acting Chief Executive Officer from August 2016 until June 2017. Dr. Thompson is a Managing Member of Alara Capital AVI II and was Director of Research for Jacobi Capital Management.  Dr. Thompson co-founded Circadiant Systems (acquired by JDS Uniphase Corporation), a venture capital backed test company that designed and manufactured instrumentation for optical communication. Dr. Thompson also served as a Member of Technical Staff at Lucent Technologies where he designed analog RF optoelectronic components for high speed optical communication, and as a researcher with the University of Maryland. Dr. Thompson graduated summa cum laude with a Bachelor of Science in Physics from University of North Carolina at Charlotte and holds a Ph.D. in Physics from Stony Brook University in New York State. He graduated as a Palmer Scholar with an MBA in Finance from the Wharton School of the University of Pennsylvania.

Jamie Weston has served as a member of our board of directors since 2016. Mr. Weston is a Managing Director at Spring Mountain Capital, a private equity firm, and has been with the firm since 2011. Mr. Weston was previously a Partner at The Wicks Group of Companies, a private equity firm with close to $1 billion under management, focused on selected segments of the information, education, and media industries. During his 15 years at Wicks, he was an integral part of its investment and management activities, and served on the board of directors of many of its portfolio companies. While at Wicks, he directly structured and negotiated acquisitions and divestitures and other transactions. Prior to Wicks, Mr. Weston worked at IBJ Whitehall Bank & Trust Company and National Westminster Bancorp, where he completed leveraged financings. Mr. Weston received his M.B.A. from Fordham University and graduated cum laude from Drew University with a B.A. in Economics.

  Timothy Ursprung was appointed to the position of Vice President Sales and Marketing in July, 2018. Prior to joining the Company, Mr. Ursprung worked at Rodelco Electronics Corporation as the head of sales in the RF/Microwave Integrated Microwave Assembly marketspace promoting Highly Complex solutions for Electronic Warfare and Radar applications from April 2014 to June 2018. Prior to Rodelco, from July 2005 to January 2014, Mr. Ursprung owned and operated a manufacturer’s representative firm, EOX Sales LLC, covering the Mid-Atlantic and Southeast regions of the United States. In addition, Mr. Ursprung was Vice President Sales and Marketing for Aeroflex Test Solutions for ten years in charge of all activities in the Americas from July 1995 to June 2005. Mr. Ursprung graduated from Clarkson University in Potsdam, NY with a degree in Engineering and Management.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 20, 2019, certain information with respect to the beneficial ownership of our common stock by:

•         each shareholder known by us to be the beneficial owner of more than 5% of our common stock,

•         each of our current directors and named executive officers, and

•         all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address of all officers and directors of Giga-tronics is c/o Giga-tronics Incorporated, 5990 Gleason Drive, Dublin, California 94568.

Name of Beneficial Owner and Position(s) with the Company	Number of Shares of Common Stock		Percentage of Class	Percentage of Class After the Offering (14)

Gordon L. Almquist, Director	430,069	(1)	3.2%	1.2%
Lutz P. Henckels, EVP, Chief Financial Officer and Director	432,026	(2)	3.2%	1.3%
John R. Regazzi, Chief Executive Officer and Director	845,816	(3)	6.2%	2.4%
William J. Thompson, Director and Chairman of the Board	291,770	(4)	2.2%	0.8%
Jamie Weston, Director	--	(5)	--	--
Armand Pantalone, Chief Technology Officer	92,622	(6)	0.7%	0.3%
Timothy Ursprung, Vice President Sales & Marketing	121,909	(7)	0.9%	0.4%
Traci Mitchell, Corporate Controller	111,796	(8)	0.8%	0.3%
Directors and Officers as a group (9 Individuals)	2,326,008	(9)	16.7%	6.5%

Beneficial Owners of more than 5% of our common stock:

Spring Mountain Capital, LLC	3,861,956	(10)	21.6%	9.1%
650 Madison Avenue, 20th Floor
New York, NY 10022

Thomas Leonard	2,264,952	(11)	16.2%	6.2%
1617 John F. Kennedy Blvd 19th Floor
Philadelphia, PA 19103

Porter Capital Management	1,520,674	(12)	10.7%	4.1%
300 Drakes Landing Road
Greenbrae, CA 94904

John Gruber	2,081,483	(13)	14.0%	5.7%
300 Tamal Plaza, Ste 280 Corte Madera, CA 94925

(1)

Includes 61,950 shares of common stock issuable under options exercisable within 60 days of September 20, 2019 and 60,000 shares of common stock issuable upon conversion of 600 shares of Series E Preferred Stock.

(2)

Includes 147,165 shares of common stock issuable under options exercisable within 60 days of September 20, 2019, 5,963 shares of common stock issuable upon conversion of warrants, 6,444 shares of common stock issuable upon conversion of 64.44 shares of Series B preferred stock and 220,000 of common stock issuable upon conversion of 2,200 shares of Series E Preferred Stock.

(3)

Includes 335,165 shares of common stock issuable under options exercisable within 60 days of September 20, 2019 and 200,000 shares of common stock issuable upon conversion of 2,000 shares of Series E Preferred Stock.

(4)	Includes 49,150 shares of common stock issuable under options exercisable within 60 days of September 20, 2019.
(5)

Mr. Weston is a Managing Director at Spring Mountain Capital, LLC. Excludes shares of common stock beneficially owned by Spring Mountain Capital because Mr. Weston does not have or share the authority to vote or sell such shares.

(6)

Includes 41,336 shares of common stock issuable under options exercisable within 60 days of September 20, 2019 and 40,000 shares of common stock issuable upon conversion of 400 shares of Series E Preferred Stock.

(7)

Includes 58,334 shares of common stock issuable under options exercisable within 60 days of September 20, 2019 and 60,000 shares of common stock issuable upon conversion of 600 shares of Series E Preferred Stock.

(8)	Includes 60,000 shares of common stock issuable upon conversion of 600 shares of Series E Preferred Stock.
(9)

Includes 693,100 shares of common stock issuable under options exercisable within 60 days of September 20, 2019, 5,963 shares of common stock issuable upon conversion of warrants, 6,444 shares of common stock issuable upon conversion of 64.44 shares of Series B preferred stock and 640,000 of common stock issuable upon conversion of 6,400 shares of Series E Preferred Stock.

(10)

Includes 940,734 shares of common stock, 870,444 of common stock issuable upon conversion of shares of Series B preferred stock, 302,035 of common stock issuable upon conversion of shares of Series C preferred stock, 511,186 shares of common stock issuable upon conversion of shares of Series D preferred stock, and warrants exercisable for 1,017,534 shares of common stock, totaling 3,641,933 shares of common stock beneficially owned. John L. Steffens and Gregory P. Ho are the managing members of Spring Mountain Capital, LLC. Also includes 172,138 shares of Series B preferred Stock and 146,134 shares of Series C preferred stock held personally by Mr. Steffens.

(11)	Includes 800,000 shares of common stock issuable upon conversion of 8,000 shares of Series E Preferred Stock.
(12)

Porter Capital Management (“PCMC”) is a general partnership and is the general partner of Porter Partners, L.P. and the investment manager of EDJ Limited. Jeffrey H. Porter is the managing partner of PCMC. Includes 1,150,000 shares of common stock issuable upon conversion of 11,500 shares of Series E preferred stock. Of this total, EDJ Limited holds 10,866 of common stock.

(13)	Includes 1,700,000 shares of common stock issuable upon conversion of 17,000 shares of Series E Preferred Stock.
(14)	Except as otherwise noted, the percentage of common shares beneficially owned by each person after the offering reflects that each share of Series E Preferred Stock held by such person will convert into 152 shares of common stock upon and subject to the completion of this offering.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, or Roth Capital. In connection with this offering and, subject to certain terms and conditions, Roth Capital, as the underwriter in this Offering, agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth below:

Underwriter	Number of Shares of Common Stock
Roth Capital Partners, LLC	10,400,000
Total	10,400,000

The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriter an option to buy up to an additional 1,560,000 shares of common stock from us at the public offering price, less the underwriting discounts, to cover over-allotments, if any. The underwriter may exercise this option at any time, in whole or in part, during the 45-day period after the date of this prospectus.

Discounts, Commissions and Expenses

The underwriter proposes to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.00875 per share. After this offering, the public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting discounts. The underwriter’s discount will be 7% of the gross proceeds of this offering, or $0.0175 per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $350,000 and are payable by us. We have also agreed to reimburse the underwriter at closing for legal expenses incurred by it in connection with the offering up to a maximum of $75,000.

The following table shows the underwriting discounts payable to the underwriter by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriter):

		Total
	Per Share	Without Over- allotment	With Over- allotment
Public offering price	$0.25	$2,600,000	$2,990,000
Underwriting discounts paid by us	$0.0175	$182,000	$209,300

Underwriter’s Warrants

We have agreed to issue to Roth Capital, as the underwriter in this offering, a warrant initially exercisable for up to 312,000 shares of common stock (358,800 shares if the overallotment option is exercised in full), which is equal to 3% of the number of shares sold in this offering. The warrant is not included in the securities being sold in this offering. The shares of common stock issuable upon exercise of the warrant are identical to those offered by this prospectus. The warrant is exercisable at a per share price equal to 120% of the initial public offering price per share in this offering. The warrant will be exercisable at any time, and from time to time, in whole or in part, until the fifth anniversary of the effective date of this offering, in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrant and the shares of common stock underlying the warrant have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up. Roth Capital (or its permitted assignees) will not sell, transfer, assign, pledge or hypothecate the warrant or the securities underlying the warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares of common stock issuable upon exercise of the warrant will be adjusted in certain circumstances, including in the event of a reverse split, stock dividend, cash dividend or our recapitalization, reorganization, merger or consolidation.

Indemnification

In the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

Pursuant to the underwriting agreement, we have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital for a period of 90 days following the closing date of this offering, or the Lock-up Period. This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our directors, officers and shareholders that beneficially own in excess of 10% of our common stock have entered into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors, officers and shareholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors, officers and 10% shareholders are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Discretionary Accounts

The underwriter does not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information

Shares of our common stock have been trading on the OTC Markets Quotation System.

The initial public offering price will be determined by negotiations between us and the representatives of the underwriter. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our Company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriter sells more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares of common stock in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

In addition, the underwriter may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on a national securities exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area

This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and have not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriter has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)

it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

DESCRIPTION OF SECURITIES

General

We have 200,000,000 shares of authorized common stock, no par value, of which 13,065,188 (including 150,000 shares of unvested restricted stock) shares were outstanding as of September 20, 2019. We have 1,000,000 shares of authorized preferred stock, of which 250,000 are designated as Series A Junior Participating Preferred Stock, or Series A Preferred Stock, none of which are outstanding; 10,000 are designated as Series B Convertible Voting Perpetual Preferred Stock, or Series B Preferred Stock, of which 9,997 shares are outstanding; 3,500 shares of Series C Convertible Voting Perpetual Preferred Stock, or Series C Preferred Stock, of which 3,424.65 are outstanding, 6,000 shares of Series D Convertible Voting Perpetual Preferred Stock, or Series D Preferred Stock, of which 5,111.86 are outstanding, and 100,000 shares of our Series E Preferred Stock of which 97,800 are outstanding. We have offered each holder of our Series E Preferred Stock the opportunity to exchange all or some of their shares of for shares of our common stock at the rate of 150 shares of common stock for each share of Series E Preferred Stock held by them, plus an additional number of shares of common stock to reflect accrued and unpaid Series E dividends, all of which is more fully described elsewhere in this prospectus. Holders of our preferred stock are entitled to vote on an as-converted basis together with holders of our common stock on all matters submitted to a vote of shareholders.

As of September 20, 2019, our executive officers and directors held options covering 693,100 shares of common stock which they had not yet exercised and 150,000 shares of unvested restricted stock. We had approximately 194 shareholders of record of our common stock at October 31, 2019. As of September 20, 2019 we had outstanding warrants to purchase an aggregate 2,224,474 shares of our common stock at prices ranging from $0.25 per share to $1.78 per share, with a weighted-average exercise price of $1.13 per share.

At our annual meeting of shareholders on September 19, 2019, our shareholders approved a reverse split of our common stock in the range of 1 for 10 shares of common stock to 1 for 20 shares of common stock. Our board of directors has the authority to determine the ratio of the reverse stock split within this range and whether and when to complete the reverse stock split, provided that it is completed on or prior to March 31, 2020. Our board of directors has chosen a final ratio of 1 for 15 shares of our common stock for the reverse stock split. We will announce the effective date of the reverse split, which will occur following completion of this offering, by separate press release and subject to applicable notice requirements. When we complete the reverse stock split, the number of shares of common stock authorized for issuance of under our articles of incorporation will decrease at the same ratio as the reverse stock split.

Common Stock

Holders of our common stock are entitled to vote at all elections of directors and to vote or consent on all questions at the rate of one vote for each share. Shareholders may vote cumulatively in the election of directors. Under cumulative voting, every shareholder entitled to vote may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held or, the shareholder may distribute these votes on the same principle among as many candidates as the shareholder desires.

Subject to the rights, privileges, preferences, restrictions and conditions attaching to any other class or series of shares of the Company, holders of common stock have the right to receive any dividends we declare and pay on our common stock. They also have the right to receive our remaining assets and funds upon liquidation, dissolution or winding-up, if any, after we pay to the holders of any series of preferred stock the amounts they are entitled to, and after we pay all our debts and liabilities.

Our common stock is subject and subordinate to any rights and preferences granted under our Articles of Incorporation and any rights and preferences which may be granted to any series of preferred stock by our board pursuant to the authority conferred upon our board under our Articles of Incorporation.

Subject to the participation rights of our outstanding preferred stock, our board of directors may declare dividends on our common stock out of the surplus or net profits as in their discretion may seem proper. We have not paid dividends on our common stock. To date, our policy has been to use our capital toward enhancement of our product position rather than paying dividends on our common stock.

The shares of common stock offered by this prospectus and any related prospectus supplement are fully paid and non-assessable and do not have and are not subject to any preemptive or similar rights.

Our common stock is traded on the OTCQB market under the symbol “GIGA”.

On November 6, 2019, we announced a planned 1 for 15 reverse split of our common stock.  The pricing, share amounts and related financial information in this prospectus do not reflect the reverse split, which will occur after this offering is completed. We will announce the effective date of the reverse split following the completion of this offering.

At the effective time of the reverse stock split, every 15 shares of issued and outstanding common stock will be converted into one share of issued and outstanding common stock, and our authorized shares of common stock will be reduced from 200,000,000 to 13,333,333 shares, without par value. Proportional adjustments will be made to the conversion and exercise prices of our convertible preferred stock, common stock warrants and stock options.

The reverse stock split will impact all holders of our common stock uniformly and will not impact any shareholder’s percentage ownership interest in the Company; however, we will not issue fractional shares in connection with the reverse stock split and will pay cash in lieu of any fractional shares.

Series A Junior Participating Preferred Stock

We designated 250,000 shares of our preferred stock as Series A Preferred Stock in connection with our adoption of a shareholder rights plan. The shareholder rights plan expired on February 4, 2018 and is no longer in effect. We have not issued any shares of our Series A Preferred Stock and the shares remain available for issuance. Shares of Series A Preferred Stock are not redeemable. Each share of Series A Preferred Stock is generally entitled to a minimum preferential dividend payment of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 100 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per shares of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of a right should approximate the value of one share of common stock.

Series B Preferred Stock

As of September 20, 2019, there were 9,997 shares of our Series B Preferred Stock outstanding. Each share of Series B Preferred Stock is convertible at the option of the holder into 100 shares of our common stock, subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar transactions. Each share of Series B Preferred Stock has a liquidation preference of $231. Holders of our B Preferred Stock generally votes together with the holders of our common stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, on an as-converted basis, on each matter submitted to the vote or approval of the holders of common stock, and votes as a separate class with respect to certain actions that adversely affect the rights of the Series B Preferred Stock and on other matters as required by law.

Series C Preferred Stock

As of September 20, 2019, there were 3,424.65 shares of our Series C Preferred Stock outstanding. Each share of Series C Preferred Stock is convertible at the option of the holder into 100 shares of our common stock, subject to adjustments for stock splits, stock dividends, recapitalizations and similar transactions. Each share of Series C Preferred Stock has a liquidation preference of approximately $146. Holders of our Series C Preferred Stock generally votes on an as-converted basis together with holders of our common stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on each matter submitted to the vote or approval of the holders of common stock, and would vote as a separate class with respect to certain actions that adversely affect the rights of the Series C Preferred Stock and on other matters as required by law.

Series D Preferred Stock

As of September 20, 2019, there were 5,111.86 shares of our Series D Preferred Stock outstanding. Each share of Series D Preferred Stock is convertible at the option of the holder into 100 shares of our common stock subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar transactions. Each share of Series D Preferred Stock has a liquidation preference of $143.00. Holders of our Series D Preferred Stock generally vote together with holders of our common stock, Series B Preferred Stock, Series C Preferred Stock and Series E Preferred Stock on an as-converted basis, on each matter submitted to the vote or approval of the holders of common stock, and votes as a separate class with respect to certain actions that adversely affect the rights of the Series D Preferred Stock and on other matters as required by law.

Series E Preferred Stock and Offer to Exchange

As of September 20, 2019, there were 97,800 shares of Series E Preferred Stock outstanding, each of which we sold for $25.00 per share. Each share of Series E Preferred Stock is convertible at the option of the holder into 100 shares of our common stock subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar transactions. Holders of shares of Series E Preferred Stock are entitled to receive, when, as and if declared by our board of directors, semi-annual, cumulative cash dividends at the rate of 6% per annum based on the initial purchase price of $25.00 per share, provided that we may pay dividends in-kind through the issuance of shares of our common stock, based on the 10-day volume weighted average price of the common stock. Each share of Series E Preferred Stock has a liquidation preference of $37.50.

Beginning on September 30, 2019, we offered holders of our Series E Preferred Stock the opportunity to exchange all or some of their shares of Series E Preferred Stock for shares of our common stock at the rate of 150 shares of common stock for each share of Series E Preferred Stock, plus an additional number of shares of our common stock having a market value equal to the accrued but unpaid dividends thereon. As of October 30, 2019, the accrued but unpaid dividends on the outstanding shares of Series Preferred Stock totaled $50,753, which was $0.52 per share of Series E Preferred Stock. Holders of a total of 88,600 shares of our Series E Preferred Stock have elected to exchange their shares of Series E Preferred Stock. The aforementioned offer to exchange is conditioned and would be effective upon us selling at least $2.0 million of our common stock in this offering. Therefore, we expect that 9,200 shares of Series E Preferred Stock will remain outstanding upon completion of this offering.

Holders of our Series E Preferred Stock generally vote together with holders of our common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock on an as-converted basis, on each matter submitted to the vote or approval of the holders of common stock, and votes as a separate class with respect to certain actions that adversely affect the rights of the Series E Preferred Stock and on other matters as required by law. In addition our issuance of any securities having rights senior to or in parity with the shares of Series E Preferred Stock with respect to dividends or liquidation preferences requires the approval of the holders of the Series E Preferred Stock, except that we may sell preferred shares ranking on parity with the Series E Preferred Stock without such approval if the proceeds are used to repay certain indebtedness. We entered into an Investor Rights Agreement with holders of shares of Series E Preferred Stock in which we agreed that we would not incur additional debt, other than trade debt and commercial bank loans, without the approval of the holders of at least two-thirds of the shares of Series E Preferred Stock outstanding. Th e right of holders of shares of Series E Preferred Stock to approve any parity securities and any additional debt terminates at such time that fewer than 22,300 shares of Series E Preferred Stock are outstanding. Therefore, the rights of holders of our Series E Preferred Stock to approve parity securities and additional debt will terminate upon the completion of this offering.

Remaining Authorized Preferred Stock

Immediately after the automatic conversion of the Series E Preferred Stock upon the conclusion of this offering, there will be 630,500 undesignated shares of preferred stock authorized under our Articles of Incorporation, which are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, our Articles of Incorporation authorize our board of directors to issue new shares of common stock or preferred stock without further shareholder action. Our Articles of Incorporation give our board of directors the authority at any time to:

●	divide the remaining authorized but unissued shares of preferred stock into series;

●	determine the designations, number of shares, relative rights, preferences and limitations of any series of preferred stock;

●	increase the number of shares of any preferred series; and

●	decrease the number of shares in a preferred series, but not to a number less than the number of shares outstanding.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of our common stock. Holders of our common stock will not have preemptive rights with respect to any newly issued stock. Our board of directors could adversely affect the voting power of holders of stock in our Company by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of our Company that the board of directors does not believe to be in the best interests of our shareholders, the board of directors could issue additional preferred stock, which could make any such takeover attempt more difficult to complete. The Company’s board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of the Company and our shareholders.

2005 Equity Incentive Plan

An aggregate of 2,850,000 shares of common stock were initially reserved for issuance under our 2005 Equity Incentive Plan. As of June 29, 2019, we had 1,638,500 shares of common stock issuable upon exercise of outstanding stock options and no shares subject to unvested restricted stock awards. The outstanding stock options have exercise prices ranging from $0.265 to $2.65. In connection with the adoption of our 2018 Equity Incentive Plan, no additional awards will be granted under our 2016 Equity Incentive Plan.

2018 Equity Incentive Plan

An aggregate of 2,500,000 shares of common stock are reserved for issuance under our 2018 Equity Incentive Plan. As of June 29, 2019, there were 1,511,500 shares issuable upon exercise of outstanding stock options and 838,500 shares of common stock available for future awards. The outstanding stock options have exercise prices ranging from $0.27 to $0.377.

Warrants and Other Options

As of September 20, 2019, we had outstanding warrants to purchase up to (i) 799,767 shares of common stock at the price of $0.25 per share; (ii) 331,636 shares of common stock at the price of $1.15 per share; (iii) 898,634 shares of common stock at the price of $1.78 per share and (iv) 194,437 shares of common stock at the price of 1.76 per share. In addition, Mr. Henckels holds an option to acquire 400,000 shares of common stock at the price of $0.33 per share, which was granted to him outside of our equity incentive plans in connection with the commencement of his employment. As stated elsewhere in this prospectus, we have agreed to issue to Roth Capital, as underwriter in this offering, a warrant initially exercisable for up to 312,000 shares of common stock (358,800 shares if the overallotment option is exercised). This underwriter's warrant is exercisable at a price per share of $0.30, which is 120% of the initial public offering price per share in this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC, 59 Maiden Lane, Plaza Level, New York, NY 10038.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Francisco, California. The underwriters are represented by Pryor Cashman LLP, New York, New York.

EXPERTS

The financial statements as of and for the years ended March 30, 2019 and March 31, 2018 have been audited by Armanino LLP, an independent registered public accounting firm as set forth in their report and are included in reliance upon such report given as authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov. A copy of the registration statement and the exhibits and schedules filed therewith may be obtained, free of charge, from the SEC’s website.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC, some of which are incorporated by reference into this prospectus. Such periodic reports, proxy statements and other information will be available for free at the website of the SEC referred to above.